May 27, 2009	William Wheeler
(617) 235-4973
william.wheeler@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Brion Thompson, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 6

Dear Mr. Thompson:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 6 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on March 13, 2009. The purpose of the Amendment was to register Class A, Class C, Class D, Class P and Institutional Class shares of the Allianz NFJ Global Dividend Value Fund, a new series of the Trust (the “Fund”). On April 29, 2009, you provided us verbally with the comments of the Staff. Summaries of the Staff’s comments and the Trust’s responses are set forth below. These responses are reflected in Post-Effective Amendment No. 9 filed by the Trust, pursuant to Rule 485(b) under the Securities Act, on May 27, 2009 (the “May Filing”).

A. Class A and C Prospectus

1.	Comment: Please either explain why the Trust believes the term “Dividend” in the Fund’s name does not implicate the 80% requirement in Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) or else revise the Fund Summary to include an 80% test with respect to that term.

Response: Without reaching a conclusion as to whether or not the term “Dividend” necessarily implicates Rule 35d-1, the Trust represents that the Fund has adopted an 80% policy pursuant to Rule 35d-1 with respect to investments in dividend-paying securities. The first paragraph in the Fund Summary, on page 2 of the Prospectus, has been revised in the May Filing to read as follows (marked to show changes against the amendment):

The Fund seeks to achieve its investment objective by normally investing primarily in ~~equity securities and equity-related instruments~~ common stocks of U.S and non-U.S. companies with market capitalizations in excess of $1 billion. ~~The Fund normally invests a significant portion of its assets in equity securities that the portfolio managers expect will generate income (for example, by paying dividends).~~ Under normal circumstances, the Fund ~~will~~ invests at least 80% of its net assets (plus borrowings made for investment purposes) in common stocks of companies that pay or are expected to pay dividends.

2.	Comment: With respect to the inclusion of the word “global” in the Fund’s name, please advise the Staff how the Fund meets the standards set forth in footnote 42 to the adopting release for Rule 35d-1. Footnote 42 states in relevant part: “The [term] ...‘global,’ however, connote[s] diversification among investments in a number of different countries throughout the world, and ....‘global’ funds will not be subject to the [80%] rule. We would expect, however, that investment companies using [this term] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

Response: The disclosure in the Fund Summary relating to the Fund’s investments in non-U.S. securities has been revised in the May Filing to read as follows:

The Fund will, under normal circumstances, invest at least 40% of its total assets in non-U.S. securities and at least 25% of its total assets in U.S. securities, and it allocates its investments among securities of issuers in at least three different countries (including the United States). The Fund will normally invest no more than ~~50% of its assets in issuers located in any one non-U.S. country, and no more than~~ 30% of its total assets in emerging market securities.

The Trust notes that Rule 35d-1 does not regulate several terms, including “global,” that under previous Staff interpretations of Section 35(d) had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with either of these terms in their names, and the adopting release indicates that such term does not give rise to an 80% investment requirement. Instead, the adopting release asserts that this term connotes diversification among investments in a number of different countries through the world and states the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name.

The Trust furthermore notes that the absence, in the adopting release for Rule 35d-1, of a specific, minimum number of countries in which such fund must invest is consistent with the Commission’s view in the proposing release for Rule 35d-1 that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” In particular, the Trust notes that while the Commission no longer distinguishes the terms “global” and “international,” the Commission has in the past suggested that an investment company with “global” in its name should invest in securities of at least 3 different countries (which may include the United States) and that an investment company with “international” in its name should invest in securities of at least 3 countries outside the United States. Given the lack of the specific “number of different countries” in which funds with the term “global” in their names must invest, and given that the minimum number of countries in which the Fund is committed to investing (i.e., at least three different countries including the United States) is not smaller than what has been previously acceptable to the Commission, the Trust believes that the Fund has established a reasonable definition of the term “global” as used in its name.

3.	Comment: Within the sub-section of the Summary of the Funds entitled “Principal Risks,” please provide a short summary for each principal risk identified. See Item 2(c)(1) of Form N-1A.

Response: The Trust believes that its current method of disclosure provides investors with the relevant information in a manner that is user-friendly and in compliance with the requirements of Form N-1A. The principal risks of investing in the Fund are listed in the Prospectus under “Fund Summary– Principal Risks” and are described in more detail under “Summary of Principal Risks.” The Trust believes that the current disclosure format adequately describes the risks to shareholders because the terms used in the list (e.g., Liquidity Risk, Management Risk, Smaller Company Risk) are themselves descriptive, and the risks are described in greater detail in the section entitled “Summary of Principal Risks,” which begins on the page immediately following the Fund Summary. In addition, a cross reference to this summary encourages readers to refer to the “Summary of Principal Risks” for a description of the risks. Also, the Trust respectfully submits that adding to the “Principal Risks” sub-section of the Fund Summary the more detailed principal risks information already disclosed in the “Summary of Principal Risks” would conflict with Rule 421(b) under the Securities Act, as it would increase the size of the Prospectus without enhancing the quality of the principal risk disclosure.

4.	Comment: With regard to the footnotes to the tables provided in the sub-section captioned “Fees and Expenses of the Fund” in the Fund Summary, please provide all footnotes at the end of the last table in this sub-section.

Response: The Trust believes that its current presentation of the footnotes is preferable because, if a certain subset of footnotes that apply to a discrete portion of a table are grouped at the very end of the table together with all footnotes, an investor may have more difficulty in visually linking the numerical flags in the tables to their corresponding footnotes. The Trust believes that its current presentation of the footnotes better ensures that all relevant information is grouped together.

5.	Comment: Please revise the description of the Manager’s expense limitation agreement in footnote 3 to the Annual Fund Operation Expenses table in the Fund Summary to reflect a duration at least 12 months from the effective date of the Amendment, or else exclude the expected effects of this expense limitation from the columns entitled “Expense Reductions” and “Net Annual Fund Operating Expenses” and instead restrict disclosure of the arrangement to a footnote in the table. This treatment would be consistent with the requirements of revised Form N-1A that go into effect for post-effective amendments filed on or after January 1, 2010.

Response: Footnote 3 to the Annual Fund Operation Expenses table in the Fund Summary has been revised in the May Filing to provide that the Manager’s contractual agreement to waive its management fee and/or reimburse the Fund to the extent total expenses exceed the stated limits will extend through May 31, 2010.

6.	Comment: The first paragraph of the Fund Summary states the Fund will invest primarily in equity securities and equity-related instruments. Please provide additional disclosure defining equity securities and equity-related instruments in that paragraph.

Response: The first two sentences of the Fund Summary have been revised in the May Filing to read as follows:

The Fund seeks to achieve its investment objective by normally investing primarily in ~~equity securities and equity-related instruments~~ common stocks of U.S and non-U.S. companies with market capitalizations in excess of $1 billion. ~~The Fund normally invests a significant portion of its assets in equity securities that the portfolio managers expect will generate income (for example, by paying dividends).~~ Under normal circumstances, the Fund ~~will~~ invests at least 80% of its net assets (plus borrowings made for investment purposes) in common stocks of companies that pay or are expected to pay dividends.

7.	Comment: The Prospectus states that, for the purpose of achieving income, the Fund may lend portfolio securities representing up to 33 1/3% of its total assets. Please clarify for the Staff whether the lending of portfolio securities represents a principal investment strategy of the Fund.

Response: The Trust does not view the lending of portfolio securities as a principal investment strategy of the Fund. As stated in the Prospectus, the Fund does not currently have a securities lending program in place and therefore is not expected initially to engage in any lending of its portfolio securities.

B. Class D Prospectus

1.	Comment: All comments that were made to the Class A and C Prospectus that are relevant to the Class D Prospectus apply.

Response: The Trust’s responses with respect to repeated comments in the Class D Prospectus are identical to those made with respect to the Class A and C Prospectus.

C. Class P Prospectus

1.	Comment: All comments that were made to the Class A and C Prospectus that are relevant to the Class P Prospectus apply.

Response: The Trust’s responses with respect to repeated comments in the Class P Prospectus are identical to those made with respect to the Class A and C Prospectus.

D. Institutional Class Prospectus

1.	Comment: All comments that were made to the Class A and C Prospectus that are relevant to the Institutional Class Prospectus apply.

Response: The Trust’s responses with respect to repeated comments in the Institutional Class Prospectus are identical to those made with respect to the Class A and C Prospectus.

E. Statement of Additional Information

The Staff has no comments on the Funds’ Statement of Additional Information.

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As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call me (at 617-235-4973) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Regards,

/s/ William Wheeler
William R. Wheeler, Esq.

cc:	Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
Michael G. Doherty, Esq.
George B. Raine, Esq.
Chris J. Perriello, Esq.